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February 28, 2008
Daniel Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:	Linktone Ltd. Amendment No. 1 to Schedule TO-T Filed February 28, 2008 by PT Media Nusantara Citra Tbk and MNC International Ltd.
Dear Mr. Duchovny:
          On behalf of PT Media Nusantara Citra Tbk (“MNC”) and MNC International Ltd. (the “Purchaser”), we are responding to the Staff’s comments received during my telephone conversations with Christina E. Chalk and Daniel F. Duchovny on February 11th and February 12th and the telephone conversation between Mark D. Gerstein and Daniel F. Duchovny on February 26th. To assist the Staff’s review, we repeat the oral comments in each numbered paragraph preceding our response to the comment. Amendment No. 1 to the Schedule TO (the “Amendment”) was filed today via EDGAR. In addition, enclosed herewith are five courtesy copies of Amendment No. 1 to the Schedule TO.
1.	Revise the Schedule TO and the tender offer materials to clarify that the holders of Linktone’s ordinary shares, par value $0.0001 per share (“Ordinary Shares”), may participate in the tender offer on a basis equivalent to the participation of those persons holding American Depositary Shares (“ADSs” each ADS representing 10 ordinary shares).

Response: The Schedule TO and the Offer to Purchase have been amended in light of the Staff’s comment to clarify that both ADSs and Ordinary Shares are eligible for tender in the tender offer. Pursuant to the Amended and Restated Deposit Agreement, dated April 26, 2007, among Linktone, JPMorgan Chase Bank, N.A. (as depositary for the ADSs, “JPMorgan Chase”) and Holders of American Depositary Receipts (representing ADSs), holders of Ordinary Shares are eligible to receive ADSs in exchange for their Ordinary Shares upon proper delivery of such Ordinary Shares to JPMorgan Chase and the payment of a fee in connection with issuing the American Depositary Receipts representing ADSs. Such ADSs are eligible for tender in the Offer. In connection with the tender offer and during the period that the tender offer is open, JPMorgan Chase has agreed not to charge a fee for the issuance of ADSs (in exchange for Ordinary Shares) in order to participate in the tender offer. The Offer to Purchase, as amended, states on page titled “Important” and on pages v, 6 and 7,

February 28, 2008

that the exchange of Ordinary Shares for ADSs is not required for holders of Ordinary Shares to participate in the tender offer. The amended Offer to Purchase provides on the Cover Page, the page titled “Important” and pages i, ii, v, 1, 4, 6, 7, 8 and 20, that holders of Ordinary Shares who do not convert their Ordinary Shares into ADSs may nevertheless participate in the tender offer. Ordinary Shares that are accepted for payment in the tender offer will be purchased for $0.38 per Ordinary Share, a price equivalent to the $3.80 price that will be paid for ADSs accepted for payment in the tender offer.
MNC and the Purchaser have also filed a new Letter of Transmittal for the direct tender of Ordinary Shares in the tender offer. Together with the amended Offer to Purchase, the Letter of Transmittal for Ordinary Shares will be mailed to the 18 persons with United States addresses that have been identified to us by Butterfield Fund Services (Cayman) Limited, the transfer agent for Linktone’s Ordinary Shares, as holders of Ordinary Shares, permitting such shareholders to tender their Ordinary Shares by (i) use of the Letter of Transmittal for Ordinary Shares, or (ii) conversion of Ordinary Shares to ADSs that are subsequently tendered in the tender offer.
MNC and the Purchaser issued a press release this morning describing the amendment to the Offer to Purchase and the methods by which holders of Ordinary Shares may tender such securities in the tender offer. To ensure that holders of Ordinary Shares have sufficient time to evaluate the terms of the tender offer, to make a decision whether to, and by what means, tender their Ordinary Shares in the tender offer, and to ensure proper tender of such Ordinary Shares, MNC and the Purchaser have extended the tender offer until March 26, 2008, which is 20 business days from today. The press release referenced above signifies that the tender offer is extended and that such extension applies to holders of ADSs as well as holders of Ordinary Shares.
Concurrently with MNC’s Amendment No. 1 to Schedule TO, Linktone is filing an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9 reflecting the amended terms of the tender offer.
2.	Please delete the paragraph referencing Internal Revenue Service Circular 230 from the Letter of Transmittal.

Response: The Letter of Transmittal for ADSs has been revised in response to the Staff’s comment. Please see numbered paragraph 1 in Amendment No. 1 to Schedule TO. Additionally, the Letter of Transmittal for Ordinary Shares, attached as Exhibit (a)(1)(I) to Schedule TO, as amended, does not include the paragraph referencing Internal Revenue Service Circular 230.

3.	With respect to the description of differences between Indonesian GAAP and US GAAP in Schedule II, explain why are there no differences described (i) for revenue recognition generally, and (ii) for recognition and measurement of barter transactions.

Response: The consolidated financial statements of MNC and its subsidiaries for the years ended December 31, 2006, 2005 and 2004 disclosed that barter transactions of advertising revenue are recognized when aired, in Note 2p to the consolidated financial statements (pp. F-12 and F-51-52 of the Offer to Purchase, included as Exhibit (a)(1)(A) to the Schedule TO filed by MNC with the SEC on February 6, 2008 and also in the amended Offer to Purchase, included as Exhibit (a)(1)(H) to Schedule TO as amended, on pp. F-13 and F-45). Under

February 28, 2008

Indonesian GAAP, exchanges of dissimilar assets are recorded at fair value. We have recorded barter transactions of advertising time at the fair value of the goods or services received, which included motor vehicle, promotion, electronic equipment, vouchers (hotels, shopping center and restaurants) and airplane tickets, in these consolidated financial statements, prepared under Indonesian GAAP, which is consistent with the guidance on barter transactions in Statement of Financial Accounting Standards No. 63 “Accounting Practices in the Broadcasting Industry”, under U.S. GAAP. Fair value was determined by reference to the estimated fair values of the assets or services received in exchange. Revenues from barter transactions did not exceed Rp 19.9 billion in each of the years reported and represented less than 1.09% of the total revenues in each of the years presented.
Substantially all revenues of MNC and its subsidiaries are generated from advertising and other services as disclosed in Note 29 to the consolidated financial statements. Under Indonesian GAAP, services are recognized as revenue when the service has been provided. The airing of an advertisement represents provision of the service. The consolidated financial statements disclosed that revenues from advertisements are recognized when the advertisements are aired, in Note 2p to the consolidated financial statements (pp. F-12 and F-51-52 of the Offer to Purchase, included as Exhibit (a)(1)(A) to the Schedule TO filed by MNC with the SEC on February 6, 2008 and also in the amended Offer to Purchase, included as Exhibit (a)(1)(H) to Schedule TO as amended, on pp. F-13 and F-45), which is consistent with U.S. GAAP, in which, service revenue is recognized upon performance of the service.
4.	Provide exchange rates for the US dollar and Indonesian Rupiah for each balance sheet date and for each of the fiscal years then ended. A table will be sufficient.

Response: The tables containing the exchange rates for the US dollar and Indonesian Rupiah for each balance sheet date and for each of the fiscal years then ended are set forth below. In addition, these tables can be found in the Offer to Purchase, included as Exhibit (a)(1)(A) to the Schedule TO filed by MNC with the SEC on February 6, 2008, at Note 39 on p. F-37 and Note 43 on pp. F-92-93, and also in the Amended Offer to Purchase, included as Exhibit (a)(1)(H) to Schedule TO as amended, at Note 39 on p. F-31 and Note 43 on pp. F-74.

The conversion rates used by MNC and its subsidiaries as of September 30, 2007 and 2006 were as follows:

	2007	2006
	Rp	Rp
GBP 1	18.496,95	17.340,11
Euro 1	12.938,00	11.731,70
US$1	9.137,00	9.235,00
SGD 1	6.132,03	5.819,35
RM 1	2.675,56	2.506,79
HKD 1	1.176,83	1.185,51
JPY 100	7.900,35	7.841,00
THB	266,66	246,07
Aus$	8.058,38	6.907,33

February 28, 2008

The conversion rates used by MNC and its subsidiaries as of June 7, 2007, December 31, 2006, 2005 and 2004 were as follows:

		December 31,
	June 7, 2007	2006	2005	2004
	Rp	Rp	Rp	Rp
GBP 1	17,701	17,697	16,947	17,888
Euro 1	11,992	11,858	11,660	12,652
USD 1	8,884	9,020	9,830	9,290
SGD 1	5,795	5,879	5,907	5,685
RM 1	2,586	2,554	2,601	2,445
HKD 1	1,137	1,160	1,268	1,194
JPY 100	7,337	7,580	8,342	9,042
FRF 1	—	—	5,014	—
5.	Please revise the Offer to Purchase to clarify that Rule 14d-11 does not allow for a “subsequent offering period” where the bidder is tendering for less than all outstanding securities of the class that is the subject of the tender offer.

Response: The Offer to Purchase has been revised in response to the Staff’s comment. The amended Offer to Purchase provides on pages iv and 4 that there will be no subsequent offering period and that the Purchaser may not elect to provide a subsequent offering period under Rule 14d-11 of the Securities Exchange Act of 1934, as amended.
*     *     *

February 28, 2008

     If you have any questions concerning this letter, please call me at (202) 637-2242.

Very truly yours,
/s/ John J. Huber
John J. Huber
of LATHAM & WATKINS LLP

cc:	Mark D. Gerstein James Redway Mark Lehmkuhler John Lobrano Mark Thomson